Pricing Supplement No. J749
To Product Supplement No. I–A dated June 30, 2017,
Product Supplement No. JPM-II dated June 30, 2017,
Prospectus Supplement dated June 30, 2017 and
Prospectus dated June 30, 2017	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 November 3, 2017

Credit Suisse AG

Structured Investments	Credit Suisse $5,000,000 Review Notes due November 8, 2019 Linked to the Performance of the Lowest Performing of Five Underlyings

General

•	The notes are designed for investors who seek early exit through an automatic call prior to maturity at a premium if, on any Review Date, the Observation Level of each Underlying is equal to or greater than its respective Call Level. If the notes are not automatically called and the Final Level of the Lowest Performing Underlying is less than its Initial Level by more than the Knock-Out Buffer Amount of 30%, investors should be willing to lose up to 100% of their investment. Investors in the notes must also be willing to forgo interest and dividend payments in exchange for the opportunity to receive a premium payment if the notes are called. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	The first Review Date, and therefore the earliest date on which a call may be initiated, is November 13, 2018.†

•	Senior unsecured obligations of Credit Suisse AG, acting through its London branch, maturing November 8, 2019.†

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The notes are priced on November 3, 2017 (the “Pricing Date”) and are expected to settle on November 8, 2017 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlyings:	The securities are linked to the lowest performing of the Underlyings set forth below (each, a “Reference Share Issuer,” and collectively, the “Reference Share Issuers”). For additional information on the Underlyings, see “The Underlyings” herein. Each Underlying is identified in the table below, together with its Bloomberg ticker symbol and Initial Level.
	Underlying	Ticker	Initial Level
	Common stock of Amazon.com, Inc.	AMZN <Equity>	$1094.22
	Class A common stock of Facebook, Inc.	FB <Equity>	$178.92
	American Depositary Shares of Alibaba Group Holding Limited, each representing one ordinary share of Alibaba Group Holding Limited (the “Alibaba ADSs”)	BABA <Equity>	$184.81
	Common stock of Microsoft Corporation	MSFT <Equity>	$84.05
	Class A common stock of Alphabet Inc.	GOOGL <Equity>	$1042.97
Automatic Call:	If the Observation Level of each Underlying on any Review Date is equal to or greater than its respective Call Level for that Review Date, the notes will be automatically called for a cash payment per $1,000 principal amount of notes that will vary depending on the applicable Review Date and call premium.
Review Dates:†	November 13, 2018 (the “First Review Date”) and the Valuation Date (the “Final Review Date”).
Payment Dates:†	November 16, 2018 and the Maturity Date
Observation Level:	For the first Review Date, the Observation Level for each Underlying will equal the closing level of such Underlying on such Review Date. For the final Review Date, the Observation Level for each Underlying will equal the Final Level of such Underlying.
Call Level:	For each Underlying, the Call Level for each Review Date equals the Initial Level of such Underlying.
Payment if Called:

For every $1,000 principal amount of notes, you will be entitled to receive, on the applicable Payment Date, one payment of $1,000 plus the product of $1,000 and the applicable call premium, calculated as follows:

•     $1,000 + ($1,000 × 48.48%) if called on the First Review Date

•     $1,000 + ($1,000 × 96.96%) if called on the Final Review Date

Payment at Maturity:

If the notes are not called, you will receive $1,000 per $1,000 principal amount of notes that you hold at maturity if a Knock-Out Event has not occurred. If a Knock-Out Event has occurred, your payment at maturity per $1,000 principal amount of notes will be calculated as follows:

$1,000 + ($1,000 × Underlying Return of the Lowest Performing Underlying)

If the notes are not called and a Knock-Out Event has occurred, you will lose some or all of your investment at maturity. Any payment on the notes is subject to our ability to pay our obligations as they become due.

Underlying Return:	For each Underlying, the performance of such Underlying from its Initial Level to its Final Level, calculated as follows:
Final Level – Initial Level Initial Level
If the notes have not been called, the Underlying Return of the Lowest Performing Underlying will be negative.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Knock-Out Event:	A Knock-Out Event will occur if the Final Level of any Underlying is less than its Initial Level by more than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Final Level of AMZN is less than $765.95, if the Final Level of FB is less than $125.24, if the Final Level of BABA is less than $129.37, if the Final Level of MSFT is less than $58.83 or if the Final Level of GOOGL is less than $730.08.
Knock-Out Buffer Amount:	For each Underlying, approximately 30%
Initial Level:	For each Underlying, the closing level of such Underlying on the Strike Date, as set forth in the table above.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Strike Date:	November 2, 2017
Valuation Date:	November 5, 2019, subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates.”
Maturity Date:	November 8, 2019, subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates.” If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22550BPD9

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 5 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or any accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per note	$1,000	$15	$985
Total	$5,000,000	$75,000	$4,925,000

(1) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates of $15 per $1,000 principal amount of notes.

Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Pricing Date is $961.80 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)), which is less than the Price to Public listed above. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

J.P.Morgan

Placement Agent

November 3, 2017

Additional Terms Specific to the Notes

You should read this pricing supplement together with the product supplements dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. I–A dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006315/dp77780_424b2-ia.htm

•	Product Supplement No. JPM-II dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006321/dp77789_424b2-jpmii.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the global notes if necessary to conform to the terms set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement, “Risk Factors” in the product supplement and “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The table and examples below illustrate the hypothetical total return (which is simple, not compounded) on a $1,000 investment in the notes that would be realized on the applicable Review Date for a range of performance of the Lowest Performing Underlying. The table and examples below are based on the following assumptions:

•	The call premiums used to calculate the call price applicable to the First and Final Review Dates are 48.48% and 96.96%, respectively, regardless of the appreciation of any Underlying, which may be significant;

•	The Call Level for each Underlying on each Review Date is the Initial Level of such Underlying;

•	The “Total Return” as of any Review Date assumes that each Observation Level for each Underlying on all earlier Review Dates was not equal to or greater than the Call Level applicable to such Review Date for such Underlying; and

•	The notes are purchased by the investor at $1,000 per $1,000 principal amount of notes.

There will be only one payment on the notes, whether automatically called or redeemed at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical amounts payable on the notes set forth below are for illustrative purposes only. The actual amounts payable applicable to a purchaser of the notes will be based on the Observation Level of each Underlying on each relevant Review Date.

Percentage Change in the Level of the Worst Performing Underlying at Review Date	Total Return at First Review Date	Total Return at Final Review Date
100%	48.48%	96.96%
90%	48.48%	96.96%
80%	48.48%	96.96%
70%	48.48%	96.96%
60%	48.48%	96.96%
50%	48.48%	96.96%
40%	48.48%	96.96%
30%	48.48%	96.96%
20%	48.48%	96.96%
10%	48.48%	96.96%
0%	48.48%	96.96%
-10%	N/A	0%
-20%	N/A	0%
-30%	N/A	0%
-31%	N/A	-31%
-40%	N/A	-40%
-50%	N/A	-50%
-60%	N/A	-60%
-70%	N/A	-70%
-80%	N/A	-80%
-90%	N/A	-90%
-100%	N/A	-100%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Observation Level of each Underlying on the First Review Date is equal to or greater than its respective Call Level.

Underlying	Observation Level of each Underlying on the First Review Date	Observation Level of each Underlying on the Final Review Date / Final Level
AMZN	110% of Initial Level	N/A
FB	100% of Initial Level	N/A
BABA	105% of Initial Level	N/A
MSFT	120% of Initial Level	N/A
GOOGL	115% of Initial Level	N/A

Because the Observation Level of each Underlying is equal to or greater than its respective Call Level on the First Review Date, the notes are automatically called, and the investor receives a single payment of $1,484.80 per $1,000 principal amount of notes. There will be no further payments on the notes.

Example 2: The notes are not automatically called on the First Review Date and the Observation Level of each Underlying on the Final Review Date is equal to or greater than its respective Call Level.

Underlying	Observation Level of each Underlying on the First Review Date	Observation Level of each Underlying on the Final Review Date / Final Level
AMZN	80% of Initial Level	115% of Initial Level
FB	95% of Initial Level	110% of Initial Level
BABA	105% of Initial Level	105% of Initial Level
MSFT	85% of Initial Level	110% of Initial Level
GOOGL	100% of Initial Level	120% of Initial Level

Because (a) the Observation Level of each Underlying was not equal to or greater than its respective Call Level on the First Review Date, and (b) the Final Level of each Underlying was equal to or greater than the applicable Call Level, the notes are called on the Final Review Date, and the investor receives a single payment of $1,969.60 per $1,000 principal amount of notes.

Example 3: The notes are not automatically called; a Knock-Out Event does not occur.

Underlying	Observation Level of each Underlying on the First Review Date	Observation Level of each Underlying on the Final Review Date / Final Level
AMZN	80% of Initial Level	95% of Initial Level
FB	95% of Initial Level	110% of Initial Level
BABA	75% of Initial Level	80% of Initial Level
MSFT	85% of Initial Level	75% of Initial Level
GOOGL	90% of Initial Level	85% of Initial Level

Because (a) the Observation Level of each Underlying was not equal to or greater than its respective Call Level on any Review Date, and (b) the Final Level of the Lowest Performing Underlying has not declined by more than 30% from its Initial Level, the notes are not called and the Payment at Maturity is $1,000 per $1,000 principal amount of notes.

Example 4: The notes are not automatically called; a Knock-Out Event occurs.

Underlying	Observation Level of each Underlying on the First Review Date	Observation Level of each Underlying on the Final Review Date / Final Level
AMZN	80% of Initial Level	95% of Initial Level
FB	95% of Initial Level	60% of Initial Level
BABA	90% of Initial Level	80% of Initial Level
MSFT	85% of Initial Level	75% of Initial Level
GOOGL	75% of Initial Level	90% of Initial Level

Because (a) the Observation Level of each Underlying was not equal to or greater than its respective Call Level on any Review Date, and (b) the Final Level of the Lowest Performing Underlying has declined by more than 30% from its Initial Level, the notes are not called and the Payment at Maturity is $600 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

Selected Purchase Considerations

•	STEP-UP PAYMENT POTENTIAL — If the Observation Level of each Underlying is equal to or greater than its respective Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount of notes equal to $1,000 plus: (i) 48.48% × $1,000 if called on the First Review Date or (ii) 96.96% × $1,000 if called on the Final Review Date. Because the notes are our senior unsecured obligations, the payment of any amount, whether due to an automatic call or a Payment at Maturity, is subject to our ability to pay our obligations as they become due.

•	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — While the original term of the notes is approximately two years, the notes will be called before maturity if the Observation Level of each Underlying is equal to or greater than its respective Call Level on any Review Date and you will receive, on the applicable Payment Date, the applicable payment corresponding to that Review Date as set forth on the cover of this pricing supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlyings. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your principal amount. You could lose up to $1,000 per $1,000 principal amount of notes. If the notes are not automatically called and a Knock-Out Event occurs, you will lose 1% of your principal for each 1% decline in the Final Level of the Lowest Performing Underlying as compared to its Initial Level. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	THE NOTES DO NOT PAY INTEREST — We will not pay interest on the notes. You may receive less on the notes than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since any payment on the notes is based on the performance of the Underlyings. Because the Payment at Maturity may be less than the amount originally invested in the notes, the return on the notes (the effective yield to maturity) may be negative. Even if it is positive, the return payable on the notes may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•	The Notes are subject to the credit risk of Credit Suisse — Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity

•	LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation of the Underlyings, which may be significantly greater than the applicable call premium. Because the closing level of the Underlyings at various times during the term of the notes could be higher than the Observation Levels of the Underlyings on the Review Dates and at maturity, you may receive a lower payment if the notes are automatically called or redeemed at maturity, as the case may be, than you would if you had invested directly in the Underlyings.

•	THE PROBABILITY THAT THE FINAL LEVEL OF THE LOWEST PERFORMING UNDERLYING WILL BE LESS THAN ITS KNOCK-IN LEVEL WILL DEPEND ON THE VOLATILITY OF SUCH UNDERLYING — “Volatility” refers to the frequency and magnitude of changes in the level of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the Observation Level of such Underlying on any Review Date could be less than its Call Level or that the Final Level of such Underlying could decrease by more than the Knock-Out Buffer Amount, indicating a higher expected risk of loss on the securities. The terms of the securities are set, in part, based on expectations about the volatility of any Underlying as of the Trade Date. The volatility of the Underlyings can change significantly over the term of the securities. The levels of the Underlyings could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlyings and the potential to lose a significant amount of your principal at maturity.

•	YOU WILL BE SUBJECT TO RISKS RELATING TO THE RELATIONSHIP BETWEEN THE UNDERLYINGS — The notes are linked to the individual performance of each Underlying. As such, the notes will perform poorly if only one of the Underlyings performs poorly. For example, if one Underlying appreciates from its Initial Level to its Final Level, but the Final Level of the Lowest Performing Underlying decreases from its Initial Level by more than its Knock-Out Buffer Amount, you will be exposed to the depreciation of the Lowest Performing Underlying and you will not benefit from the performance of any other Underlying. Each additional Underlying to which the notes are linked increases the risk that the notes will perform poorly. By investing in the notes, you assume the risk that the performance of at least one of the Underlyings will be negative, regardless of the performance of any other Underlying.

It is impossible to predict the relationship between the Underlyings. If the performances of the Underlyings exhibit no relationship to each other, it is more likely that one of the Underlyings will cause the notes to perform poorly. However, if the Reference Share Issuers’ businesses tend to be related such that the performances of the Underlyings are correlated, then there is less likelihood that only one Underlying will cause the notes to perform poorly. Furthermore, to the extent that each Underlying represents a different market segment or market sector, the risk of one Underlying performing poorly is greater. As a result, you are not only taking market risk on each Reference Share Issuer and its businesses, you are also taking a risk relating to the relationship between each Reference Share Issuer and Underlying to others.

•	NO AFFILIATION WITH THE REFERENCE SHARE ISSUERS — We are not affiliated with the Reference Share Issuers. You should make your own investigation into the Underlyings and the Reference Share Issuers. In connection with the offering of the notes, neither we nor our affiliates have participated in the preparation of any publicly available documents or made any due diligence inquiry with respect to the Reference Share Issuers.

•	THERE ARE IMPORTANT DIFFERENCES BETWEEN THE RIGHTS OF HOLDERS OF THE ALIBABA ADSS AND THE RIGHTS OF HOLDERS OF THE ORDINARY SHARES OF ALIBABA GROUP HOLDING LIMITED — Because the notes are linked to the performance of the Alibaba ADSs, each representing one ordinary share of Alibaba Group Holding Limited (which we refer to as “Alibaba Group Holding Limited Underlying Stock”), you should be aware that your notes are linked in part to the level of the Alibaba ADSs and not the Alibaba Group Holding Limited Underlying Stock. There are important differences between the rights of holders of the Alibaba ADSs and holders of the Alibaba Group Holding Limited Underlying Stock. Each Alibaba ADS is a security evidenced by American Depositary Receipts that represents the Alibaba Group Holding Limited Underlying Stock. The Alibaba ADSs are issued under a deposit agreement which sets forth the rights and responsibilities of Alibaba Group Holding Limited or, as applicable, the relevant ADS depositary and holders of the Alibaba ADSs. The rights of holders of the Alibaba ADSs may be different from the rights of holders of the Alibaba Group Holding Limited Underlying Stock. Any such differences between the rights of holders of the Alibaba ADSs and holders of the Alibaba Group Holding Limited Underlying Stock may be significant and may materially and adversely affect the value of the notes. For example, Alibaba Group Holding Limited may make distributions in respect of the Alibaba Group Holding Limited Underlying Stock that are not passed on to the holders of the Alibaba ADSs.

•	FOREIGN COMPANY RISK — The American Depositary Shares of Alibaba Holding Group Limited are issued by a foreign company. Foreign companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. Foreign companies may be subject to different political, market, economic, regulatory and other risks than those applicable to domestic companies, including changes in foreign governments, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of foreign countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These factors may adversely affect the performance of the American Depositary Shares of Alibaba Holding Group Limited and the value of the notes.

•	THE AMERICAN DEPOSITARY SHARES OF ALIBABA GROUP HOLDING LIMITED HAS A LIMITED TRADING HISTORY — The American Depositary Shares of Alibaba Holding Group Limited began trading on the New York Stock Exchange on September 19, 2014 and therefore has a limited historical performance. Past performance should not be considered indicative of future performance.

•	HEDGING AND TRADING ACTIVITY — We or any of our respective affiliates may carry out hedging activities related to the notes, including in the Underlyings or instruments related to the Underlyings. We, the dealer or our respective affiliates, may also trade in the Underlyings or instruments related to the Underlyings from time to time. Any of these hedging or trading activities as of the Strike Date and during the term of the notes could adversely affect our payment to you at maturity.

•	THE ESTIMATED VALUE OF THE NOTES ON THE PRICING DATE IS LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) is less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE notes — The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt notes of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Strike Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Pricing Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Pricing Date, the secondary market price of your notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent for the offering of the notes, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We and/or our affiliates may also currently or from time to time engage in business with the Reference Share Issuers, including extending loans to, or making equity investments in, the Reference Share Issuers or providing advisory services to the Reference Share Issuers. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Share Issuers and these reports may or may not recommend that investors buy or hold shares of the Underlyings. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Share Issuers that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the Pricing Date is less than the Price to Public.” Therefore, in addition to the levels of any Underlying, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income notes and options in general, such as:

o	the expected and actual volatility of the Underlyings;

o	the expected and actual correlation, if any, between the Underlyings;

o	the time to maturity of the notes;

o	the dividend rate on the Underlyings;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	events affecting companies engaged in the catalog and mail-order houses industry, the computer programming and data processing industry, the business services industry and the prepackaged software industry;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Reference Share Issuers or markets generally and which may affect the levels of the Underlyings; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	NO OWNERSHIP RIGHTS IN THE UNDERLYINGS — Your return on the notes will not reflect the return you would realize if you actually owned shares of the Underlyings. The return on your investment is not the same as the total return based on a purchase of shares of the Underlyings.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have any ownership interest or rights in the Underlyings, such as voting rights or dividend payments. In addition, the issuer of the Underlyings will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Underlyings and therefore, the value of the notes.

•	ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make anti-dilution adjustments for certain events affecting the Underlyings. However, an adjustment will not be required in response to all events that could affect the Underlyings. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected. See “Description of the Securities—Adjustments” in the relevant product supplement.

•	THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE NOTES ARE NOT CERTAIN — There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of instruments with terms that are substantially the same as those of the notes. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the notes, and the tax treatment described under “Material U.S. Federal Income Tax Considerations” is not binding on the IRS or any court. Thus, the U.S. federal income tax consequences of the notes are not certain.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlyings and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

The Underlyings

Companies with securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Share Issuers pursuant to the Exchange Act can be located by reference to the SEC file number provided below.

According to its publicly available filings with the SEC, Amazon.com, Inc. is an internet retail company offering a variety of products sold by Amazon.com, Inc. and third parties. Amazon.com, Inc. also manufactures and sells electronic devices, including Kindle e-readers, Fire tablets, Fire TVs and Echo. The common stock of Amazon.com, Inc., par value $0.01 per share, is listed on the NASDAQ Global Select Market. Amazon.com, Inc.’s SEC file number is 000-22513 and can be accessed through www.sec.gov.

According to its publicly available filings with the SEC, Facebook, Inc. builds products that enable people to connect and share through mobile devices, personal computers and other surfaces. The Class A common stock of Facebook, Inc., par value $0.000006 per share, is listed on the NASDAQ Stock Market. Facebook, Inc.’s SEC file number is 001-35551 and can be accessed through www.sec.gov.

According to its publicly available filings with the SEC, Alibaba Group Holding Limited is engaged in online and mobile commerce through the offering of products, services and technology to merchants, brands and other businesses that market, sell and operate in the People's Republic of China and internationally. The American depositary shares of Alibaba Group Holding Limited, each representing one ordinary share of par value $0.000025 per share, are listed on the New York Stock Exchange. Alibaba Group Holding Limited’s SEC file number is 001-36614 and can be accessed through www.sec.gov.

According to its publicly available filings with the SEC, Microsoft Corporation is a technology company that develops, licenses and supports software products, services and devices. The common stock of Microsoft Corporation, par value $0.00000625 per share, is listed on the NASDAQ Stock Market. Microsoft Corporation’s SEC file number is 001-37845 and can be accessed through www.sec.gov.

According to its publicly available filings with the SEC, Alphabet Inc. is a public holding company including a collection of businesses such as Google and internet products such as Access, Calico, CapitalG, GV, Nest, Verily, Waymo and X. The Class A common stock of Alphabet Inc., par value $0.001 per share, is listed on the NASDAQ Global Select Market. Alphabet Inc.’s SEC file number is 001-37580 and can be accessed through www.sec.gov.

This pricing supplement relates only to the notes offered hereby and does not relate to the Underlyings or other securities of the Reference Share Issuers. We have derived all disclosures contained in this pricing supplement regarding the Underlyings and the Reference Share Issuers from the publicly available documents described in the preceding paragraph. In connection with the offering of the notes, neither we nor our affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Share Issuers.

Historical Information

The following graph sets forth the historical performance of the Underlyings based on the closing levels of Amazon.com, Inc., Microsoft Corporation and Alphabet Inc. January 3, 2012 through November 2, 2017, the closing level of Facebook, Inc. from May 17, 2012 through November 2, 2017 and the closing level of Alibaba Holding Group Limited from September 19, 2014 through November 2, 2017. We obtained the closing levels below from Bloomberg, without independent verification.

The historical levels of the Underlyings should not be taken as an indication of future performance, and no assurance can be given as to the closing levels of the Underlyings on any Review Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment.

For additional information about Amazon.com, Inc., Facebook, Inc. Alibaba Group Holding Limited, Microsoft Corporation and Alphabet Inc., see “The Underlyings” herein.

The closing level of the Common stock of Amazon.com, Inc. on November 2, 2017 was $1094.22.

The closing level of the Class A common stock of Facebook, Inc. on November 2, 2017 was $178.92.

The closing level of the American Depositary Shares of Alibaba Group Holding Limited on November 2, 2017 was $184.81.

The closing level of the Common stock of Microsoft Corporation on November 2, 2017 was $84.05.

The closing level of the Class A common stock of Alphabet Inc. on November 2, 2017 was $1042.97.

Material U.S. Federal Income Tax Considerations

The following discussion summarizes material U.S. federal income tax consequences of owning and disposing of the notes that may be relevant to holders of the notes that acquire their notes from us as part of the original issuance of the notes. This discussion applies only to holders that hold their notes as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds the notes as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction,

•	a person whose functional currency is not the U.S. dollar, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the notes, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the notes, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

Characterization of the Notes

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of the notes or instruments with terms that are substantially the same as those of your notes. Thus, the characterization of the notes is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the notes should be treated, for U.S. federal income tax purposes, as prepaid financial contracts, with respect to the underlying, that are eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we intend to treat the notes and, by acceptance of the notes, you agree to treat the notes for all tax purposes in accordance with such characterization and the balance of this discussion assumes that the notes will be so treated.

You should be aware that the characterization of the notes as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described below. For example, the IRS might assert that the notes are debt instruments, which may result in adverse tax consequences. You should consult your tax advisor regarding the possible tax consequences of characterization of the notes as debt instruments. Generally, the notes are not, and we do not expect that the notes will be, listed on a securities exchange. In the event the notes are listed on a securities exchange and the IRS seeks to characterize your notes as options, the notes would be characterized as Code section 1256 contracts. In such case, the notes would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of notes that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the notes.

In accordance with the agreed-upon tax treatment described above, if the security provides for the payment of the redemption amount in cash based on the return of the underlying, upon receipt of the redemption amount of the security from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. Such gain or loss will be long-term capital gain or loss in the case of a U.S. Holder that has held the security for more than one year at maturity (excluding the look back observation period, if applicable) and short-term capital gain or loss otherwise. If the security provides for the payment of the redemption amount in physical shares or units of the underlying, the U.S. Holder should not recognize any gain or loss with respect to the security (other than with respect to cash received in lieu of fractional shares or units, as described below). A U.S. Holder should have a tax basis in all physical shares or units received (including for this purpose any fractional shares or units) equal to its tax basis in the security. A U.S. Holder’s holding period for any physical shares or units received should start on the day after the delivery of the physical shares or units. A U.S. Holder should generally recognize short-term capital gain or loss with respect to cash received in lieu of fractional shares or units in an amount equal to the difference between the amount of such cash received and the U.S. Holder’s basis in the fractional shares or units, which should be equal to the U.S. Holder’s basis in all of the physical shares or units (including the fractional shares or units), multiplied by a fraction, the numerator of which is the number of fractional shares or units and the denominator of which is the number of all of the physical shares or units (including fractional shares or units).

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security. Such gain or loss will be long-term capital gain or loss in the case of a U.S. Holder that has held the security for more than one year (excluding the look back observation period, if applicable) at the time of disposition and short-term capital gain or loss otherwise.

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. Holder’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year. “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the notes) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities). Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain. Any interest earned or deemed earned on the notes and any gain on sale or other taxable disposition of the notes will be subject to the Medicare Tax. If you are an individual, estate, or trust, you should consult with your tax advisor regarding application of the Medicare Tax to your income and gains in respect of your investment in the notes.

Notes Held Through Foreign Entities

Under certain provisions of the “Hiring Incentives to Restore Employment Act,” generally referred to as “FATCA,” and regulations thereunder, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. “Passthru payments” means any withholdable payment and any foreign passthru payment. To avoid becoming subject to the 30% withholding tax on payments to it, a financial institution may be required to report information to the IRS regarding the holders of the notes. In the case of holders who (i) fail to provide the relevant information, (ii) are foreign financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold the notes directly or indirectly through such non-compliant foreign financial institutions, a payor may be required to withhold on a portion of payments under the notes. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. If payments on the notes are determined to be from sources within the United States, such payments will be treated as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a U.S.-owned foreign entity and the identity of any substantial U.S. owners of such entity. If such withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

Subject to the exceptions described below, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above and certain payments made with respect to a “preexisting obligation,” as defined in the regulations), (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2018, and (iii) foreign passthru payments made after the later of December 31, 2018, or the date that final regulations defining the term “foreign passthru payment” are published. Notwithstanding the foregoing, the provisions of FATCA discussed above generally will not apply to (a) with respect to foreign passthru payments, any obligation (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that is executed on or prior to the date that is six months after the date on which final regulations defining foreign passthru payments are published (a “grandfathered obligation”), (b) any obligation that produces withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is executed on or prior to the date that is six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents, and (c) any agreement requiring a secured party to make payments with respect to collateral securing one or more grandfathered obligations (even if the collateral is not itself a grandfathered obligation). Thus, if you hold your notes through a foreign financial institution or foreign entity, a portion of any of your payments may be subject to 30% withholding.

Information Reporting Regarding Specified Foreign Financial Assets

The Code and regulations thereunder generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report. Specified foreign financial assets include, with some limited exceptions, any financial account maintained at a foreign financial institution and any debt or equity interest in a foreign financial institution, including a financial institution organized under the laws of a U.S. possession, and any of the following that are held for investment and not held in an account maintained by a financial institution: (1) any stock or security issued by a person other than a U.S. person (including a person organized in a U.S. possession), (2) any financial instrument or contract that has an issuer or counterparty that is other than a U.S. person (including a person organized in a U.S. possession), and (3) any interest in a foreign entity. Additionally, the regulations provide that specified foreign financial assets include certain retirement and pension accounts and non-retirement savings accounts.

Pursuant to the regulations and subject to certain exceptions, “specified domestic entities” are domestic corporations, domestic partnerships, or certain trusts that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets. Generally, specified domestic entities are certain corporations and partnerships, which are closely held by a specified individual and that meet passive income or passive asset tests, and, with certain exceptions, domestic trusts that have one or more specified individuals or specified domestic entities as a current beneficiary.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder or a specified domestic entity. Penalties apply to any failure to file IRS Form 8938. In the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your tax advisor as to the possible application to you of this information reporting requirement and the related statute of limitations tolling provision.

Non-U.S. Holders Generally

Except as provided under “Notes Held Through Foreign Entities” and “Substitute Dividend and Dividend Equivalent Payments,” payments made to a holder of the notes that is not a U.S. Holder (a “Non-U.S. Holder”) and that has no connection with the United States other than holding its notes will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the notes by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the notes should refer to the discussion above relating to U.S. Holders.

Substitute Dividend and Dividend Equivalent Payments

The Code and regulations thereunder treat a “dividend equivalent” payment as a dividend from sources within the United States. Unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax at a rate of 30%. A “dividend equivalent” payment is defined under the Code as (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” (a “specified NPC”) that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii).

Regulations provide that a dividend equivalent is any payment that references the payment or deemed payment of (i) a dividend from an underlying security pursuant to a securities lending or sale-repurchase transaction, (ii) a dividend from an underlying security pursuant to a specified NPC, (iii) a dividend from an underlying security pursuant to a specified equity-linked instrument (a “specified ELI”), and (iv) any other substantially similar payment. The regulations provide that a payment includes a dividend equivalent payment whether there is an explicit or implicit reference to a dividend with respect to the underlying security. An underlying security is any interest in an entity if a payment with respect to that interest could give rise to a U.S. source dividend pursuant to Treasury regulation section 1.861-3. An NPC is a notional principal contract as defined in Treasury regulation section 1.446-3(c). An equity-linked instrument (“ELI”) is a financial instrument (other than a securities lending or sale-repurchase transaction or an NPC) that references the value of one or more underlying securities, including a futures contract, forward contract, option, debt instrument, or other contractual arrangement. A “section 871(m) transaction” is any securities lending or sale-repurchase transaction, specified NPC, or specified ELI.

Pursuant to the regulations and Notice 2017-42, for any payment made on or after January 1, 2017 with respect to any transaction issued on or after January 1, 2017, any NPC or ELI that has a delta of one with respect to an underlying security when the NPC or ELI is issued is a specified NPC or specified ELI, respectively. For any payment made on or after January 1, 2019 with respect to any transaction issued on or after January 1, 2019, (a) a “simple” NPC or “simple” ELI that has a delta of 0.8 or greater with respect to an underlying security when the NPC or ELI is issued is a specified NPC or specified ELI, respectively, and (b) a “complex” NPC or “complex” ELI that meets a substantial equivalence test with respect to an underlying security at the time of issuance is a specified NPC or specified ELI, respectively.

Certain events could cause previously issued notes to be deemed to be issued as new notes for purposes of the effective dates provided in the regulations. For example, it is possible that the IRS could assert that a reconstitution or rebalancing of the underlying is a significant modification of the notes due to an exercise of discretion with respect to such reconstitution or rebalancing and, therefore, a deemed issuance of the notes upon the occurrence of such event. It is also possible that U.S. withholding tax could apply to the notes under these rules if a Non-U.S. Holder enters, or has entered, into certain other transactions in respect of the underlying or the notes. A Non-U.S. Holder that enters, or has entered, into other transactions in respect of the underlying or the notes should consult its own tax advisor regarding the application of Code section 871(m) to its notes in the context of its other transactions.

Withholding on payments will be based on actual dividends or, if otherwise notified by us in accordance with applicable regulations, on estimated dividends used in pricing the security. If an adjustment is made for the actual dividends, then the true-up payment (in addition to the estimated dividend) is added to the per-share dividend amount. If a transaction is a section 871(m) transaction, information regarding the amount of each dividend equivalent, the delta of the potential 871(m) transaction, the amount of any tax withheld and deposited, the estimated dividend amount and any other information necessary to apply the regulations will be provided, communicated, or made available to Non-U.S. Holders in a manner permitted by the applicable regulations.

In accordance with the regulations and Notice 2017-42, U.S. tax will be withheld on any portion of a payment or deemed payment (including, if appropriate, the payment of the purchase price) that is a dividend equivalent with respect to any security issued (or deemed issued) on or after January 1, 2017 and prior to January 1, 2019 that has a delta of one unless reduced by an applicable tax treaty and a properly executed IRS Form W-8 (or other qualifying documentation) is provided. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes (exclusive of any other transactions that may be combined with the notes as discussed herein) should not be treated as “delta-one transactions” with respect to an underlying security within the meaning of the regulations and, as a result, we do not intend to treat the notes as section 871(m) transactions. If withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld. These regulations are extremely complex. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of these regulations and whether payments or deemed payments on the notes constitute dividend equivalent payments.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

A security may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the security at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

Potential Changes to the Tax Rules for Financial Instruments

Members of Congress have from time to time proposed legislation relating to financial instruments, including legislation that would require holders to annually mark to market affected financial instruments (potentially including the notes). These or other potential changes in law could adversely affect the tax treatment of the notes and may be applied with retroactive effect. You are urged to consult your tax advisor regarding how any such potential changes in law could affect you.

Backup Withholding and Information Reporting

A holder of the notes (whether a U.S. Holder or a Non-U.S. Holder) may be subject to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules, and amounts in excess of your liability are refundable if you provide the required information to the IRS in a timely fashion. A holder of the notes may also be subject to information reporting to the IRS with respect to certain amounts paid to such holder unless it (1) is a Non-U.S. Holder and provides a properly executed IRS Form W-8 (or other qualifying documentation) or (2) otherwise establishes a basis for exemption. If such withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

Supplemental Plan of Distribution

Under the terms of distributor accession confirmations with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates of $15 per $1,000 principal amount of notes. For additional information, see “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Pricing Date, purchasers who wish to transact in the notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as United States counsel to Credit Suisse, when the notes offered by this pricing supplement have been executed and issued by Credit Suisse and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes will be valid and binding obligations of Credit Suisse, enforceable against Credit Suisse in accordance with their terms, subject to (i) applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, (ii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights and (iii) concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes. Insofar as this opinion involves matters governed by Swiss law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Homburger AG, dated July 31, 2017 and filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on July 31, 2017. The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion of Homburger AG. In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the notes, the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes, and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated July 31, 2017, which was filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on July 31, 2017. Davis Polk & Wardwell LLP expresses no opinion as to waivers of objections to venue, the subject matter or personal jurisdiction of a United States federal court or the effectiveness of service of process other than in accordance with applicable law. In addition, such counsel notes that the enforceability in the United States of Section 10.08(c) of the indenture is subject to the limitations set forth in the United States Foreign Sovereign Immunities Act of 1976.

Credit Suisse